EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT
FIA Card Services, National Association
BA Credit Card Trust

The undersigned, a duly authorized officer of FIA Card Services, National Association (the “Bank”), as Servicer pursuant to the Second Amended and Restated Pooling and Servicing Agreement dated as of October 20, 2006 (as amended, supplemented or otherwise modified from time to time, the “Pooling and Servicing Agreement”) by and between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Third Amended and Restated Series 2001-D Supplement dated as of March 2, 2009 (as amended, supplemented or otherwise modified from time to time, the “Supplement”), by and between the Bank and the Trustee, and the Second Amended and Restated Indenture dated as of October 20, 2006 (the “Indenture”) by and between BA Credit Card Trust and The Bank of New York Mellon, as indenture trustee, does hereby certify that:

1.	The Bank is Servicer under the Pooling and Servicing Agreement.

2.	The undersigned is duly authorized as required pursuant to the Pooling and Servicing Agreement and the Supplement to execute and deliver this Certificate to the Trustee.

3.	This Certificate is delivered pursuant to Section 3.05 of the Pooling and Servicing Agreement and Section 23 of the Supplement.

4.
During the twelve-month period ended June 30, 2013 (the “Reporting Period”) a review of the Servicer’s activities and of its performance under the Pooling and Servicing Agreement, the Supplement and the Indenture has been made under my supervision.

5.
To the best of my knowledge, based on such review and as more fully set forth in Appendix A attached hereto (which describes two payment prioritization methodologies utilized by the Bank when servicing credit card accounts), the Servicer has fulfilled all of its obligations under the Pooling and Servicing Agreement, the Supplement and the Indenture in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 27th day of September 2013.

By:	/s/ Michelle D. Dumont
Name: Michelle D. Dumont
Title: Senior Vice President

Appendix A

Variances in Trust Reporting Compared with Cardholder Reporting

The Bank currently utilizes two payment prioritization methodologies when servicing credit card accounts -- the cardholder cycle payment methodology (utilized for customer calculations such as balance subject to finance charge, finance charges billed, and statement balance reporting functions) and the daily trust payment methodology (utilized for reporting on the assets in the BA Master Credit Card Trust II portfolio).  The two methodologies agree on the total outstanding balance for each credit card account, but they vary with respect to the component principal receivable and finance charge receivable balances, primarily due to differences in the payment priorities applied to collections under each of the two methodologies.  Cardholder payments have been, and continue to be, applied and recorded to cardholder accounts in accordance with cardholder agreements under the cardholder methodology.

Please refer to “Variances in Trust Reporting Compared with Cardholder Reporting” in the endnotes to Exhibit 99.1 in the registrant’s distribution report on Form 10-D, filed with the SEC on September 16, 2013, for a description of the two payment prioritization methodologies utilized by the Bank, their differences, and the resulting variance as of the end of the August 2013 Monthly Period.

The Bank does not consider differences in the payment priorities applied to collections under each of the two methodologies, or the resulting variance in the component principal receivable and finance charge receivable balances, to constitute a failure to fulfill its obligations under the Pooling and Servicing Agreement, the Supplement and the Indenture in all material respects, so long as collections are applied correctly under each of the methodologies.